

June 21, 2012

Via E-mail
Darren J. Olagues
Chief Financial Officer
Cleco Corporation
Cleco Power LLC
2030 Donahue Ferry Road
Pineville, Louisiana 71360

> **Re:** **Cleco Corporation**
> **Cleco Power LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 22, 2012**
> **File Nos. 001-15759 and 001-05663**

Dear Mr. Olagues:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Notes to the Financial Statements, page 74

Note 2 – Summary of Significant Accounting Policies, page 74

Property, Plant and Equipment, page 76

1. You disclose that the LSPC approved the full recovery Acadia Unit 1 including the plant acquisition adjustment in the amount of $95.6 million in 2010. Please explain the nature of rate making activities by the LSPC including the precedent for including plant acquisition adjustments in excess of historical cost in allowable costs of service. Similarly, tell us how the LSPC viewed any gain or loss on the disposition of Acadia Unit 2. Please explain your basis for classifying the allowable adjustment as part of PPE as opposed to a regulatory asset. In this regard, tell us how you evaluate such asset for

impairment. Furthermore, you state in MD&A on page 38 that the adjustment is being amortized to other expense. If so, please explain your decision to classify an allowable cost for rate making purpose "below the line" as an other expense rather than "above the line" within operating income. Please also explain the period over which the adjustment is being amortized and how that corresponds to the useful life of the related plant and the period that has been approved for recovery by the LSPC. We may have further comment.

Note 3-Regulatory Assets and Liabilities, page 81

2. Please help us understand the difference between AFUDC as a regulatory asset related to deferred taxes versus the AFUDC equity gross-up. In this regard, the related tax treatment of AFUDC may be helpful to our understanding.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at 202-551-3272 or Jim Allegretto, Senior Assistant Chief Accountant, at 202-551-3849 if you have questions regarding our comments.

Sincerely,

/s/ Jim Allegretto

Jim Allegretto
Senior Assistant Chief Accountant

cc: Sharon Chelette, Office of the Chief Financial Officer